Exhibit 12.1
TRIAD FINANCIAL CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,					For the Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Income (loss) before income taxes	$6,280	$2,087	$(8,914)	$79,249	$95,392	$83,968	$67,895
Fixed charges	60,370	122,487	145,332	52,332	40,226	16,834	41,040

Earnings before fixed charges	$66,650	$124,574	$136,418	$131,581	$135,618	$100,802	$108,935

Fixed Charges:
Interest expense	$59,543	$120,997	$143,565	$50,799	$38,793	$16,134	$40,340
Rents	827	1,490	1,767	1,533	1,433	700	700

Total fixed charges	$60,370	$122,487	$145,332	$52,332	$40,226	$16,834	$41,040

Ratio of earning to fixed charges	1.1	1.0	—	2.5	3.4	6.0	2.7

(1)	For purposes of our ratio, one-third of all rental expense has been deemed representative of the interest factor.

(2)	Earnings were inadequate to cover our fixed charges for 2002. The amount of the deficiency was $8.9 million.